UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, and 333-275111 and 333-281684) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

BUSINESS UPDATE

Following is a business update listing the main events that have occurred since Alvotech published its earnings report for the first quarter of 2025 on May 7, 2025, and filed a prospectus, published on May 8, 2025, for the offering of Swedish Depository Receipts (“SDRs”), prior to listing on the Nasdaq Stockholm market.

Changes to Management and Board of Directors

On June 25, 2025, at Alvotech’s 2025 Annual General Meeting, six members were re-elected to the Board of Directors: Robert Wessman, Arni Hardarson, Lisa Graver, Richard Davies, Thomas Ekman and Ann Merchant. The seventh member of the Board of Directors is Hjorleifur Palsson, who is currently serving the second year of a two-year term and was appointed Audit Committee Chairman on June 25, 2025. Linda McGoldrick and Faysal Kalmoua did not stand for re-election.

On July 10, 2025, Linda Jonsdottir was appointed Alvotech‘s Chief Financial Officer, replacing Joel Morales.  Linda Jonsdottir is a highly experienced international executive with a strong background in finance and corporate leadership. She has held senior roles across a range of industries, including banking, food technology, transportation, and healthcare. Linda held senior roles for 15 years at Marel, a global leader in food processing technology, including Director of Treasury and Investor Relations, Chief Financial Officer and Chief Operating Officer, until stepping down in 2024. She has also served on various boards, including in banking, private equity funds, and at the Icelandic Chamber of Commerce. Linda will be based in Iceland.

Faysal Kalmoua, Chief Operating Officer, in addition to his departure from the board is also leaving his executive post at Alvotech.

Acquisitions and Commercial Contracts

On May 28, 2025, Alvotech announced that Alvotech and Advanz Pharma have entered into an agreement to expand their commercial partnership to cover three additional biosimilar candidates. The new agreement covers the supply and commercialization in Europe of biosimilar candidates to Ilaris (canakinumab) and Kesimpta (ofatumumab), in addition to a third undisclosed biosimilar candidate. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes development and commercial milestones for the three products, totaling up to EUR 160 million. In addition, the partners will participate in a revenue share.

On June 6, 2025, Alvotech announced that it had entered into a collaboration and license agreement with Dr. Reddy’s Laboratories Ltd.  to co-develop, manufacture and commercialize a biosimilar candidate to Keytruda (pembrolizumab) for global markets. Under the terms of the agreement, the parties will be jointly responsible for developing and manufacturing the biosimilar candidate and sharing costs and responsibilities. Subject to certain exceptions, each party will have the right to commercialize the product globally.

On July 1, 2025, Alvotech announced that it had entered into a European supply and commercialization agreement with Advanz Pharma for AVT10, its biosimilar candidate to Cimzia (certolizumab pegol).

On July 9, 2025, Alvotech announced its acquisition of Ivers-Lee Group (“Ivers-Lee”), a family-owned business with headquarters in Burgdorf, Switzerland specializing in providing high-quality assembly and packaging services for the pharmaceutical sector.  Among Ivers-Lee’s capacity that will be integrated with Alvotech’s operations are assembly and packaging of autoinjectors, pre-filled syringes and safety devices and packaging of vials. Ivers-Lee has an international customer base and will also continue servicing other existing clients and providing CMO services. While Ivers-Lee will remain a separate legal entity, its operations will be integrated into Alvotech’s Technical Operations division. Managing director Peter Schüpbach will join the Technical Operations senior leadership team of Alvotech following the acquisition.

Development and Regulatory

On June 23, 2025, Alvotech announced that the European Medicines Agency’s  Committee for Medicinal Products for Human use (“CHMP”) adopted a positive opinion recommending approval for AVT06, Alvotech’s proposed biosimilar to Eylea (aflibercept 2 mg). Based on a positive recommendation by CHMP, biosimilar medicines can be approved by the European Commission for marketing in the European Economic Area.

On June 25, 2025, Alvotech announced the positive topline results from a confirmatory efficacy study comparing AVT23, a proposed biosimilar to Xolair (omalizumab), with the reference biologic. The study met its primary endpoint, with data demonstrating equivalence of therapeutic endpoints and comparable safety between the biosimilar candidate and the reference biologic.

From June 26, 2025 to July 4, 2025, the U.S. Food and Drug Administration (“FDA”), as an ordinary course of business,  conducted a Pre-Approval Inspection at Alvotech’s manufacturing facility in Reykjavik, Iceland, for three Biologic License Applications (“BLA”) for AVT03, AVT05, and AVT06 and a Prior Approval Supplement to an approved BLA for AVT02, all of which that are currently under review by FDA.  The inspection occurred at Alvotech’s manufacturing facility in Reykjavik, Iceland, from June 26 to July 4, 2025. At the conclusion of the inspection FDA inspection team issued a report to Alvotech’s management, which contains the team’s inspectional observations, a so-called “Form 483”.  The observations relate to deficiencies in certain manufacturing operations and controls, instances of certain quality procedures not being followed, deficiencies in some documentation practices, laboratory controls and materials management procedures. Alvotech intends to fully address all observational topics identified.

Some of these observations relate to fact-specific historical occurrences, which have already been addressed by Alvotech, or other topics that have already been fully addressed since identified by FDA. Alvotech has provided a detailed response to FDA on July 25, 2025, as required. Alvotech will continue to work to ensure that its responses are satisfactory to FDA, to enable approval of the pending BLAs. Following the receipt of Alvotech's detailed response and plan of action, FDA can follow-up with additional questions, recommendations, or provide classification of the inspection.

Financial Transactions

On May 16, 2025, Alvotech announced the outcome of an offering of SDRs, in connection with Alvotech’s listing on Nasdaq Stockholm (the “Offering”). The Offering, which was directed solely into Sweden and had an application period from May 9, 2025 to May 16, 2025, attracted strong interest from the general public in Sweden and was multiple times oversubscribed, resulting in more than 3,000 new shareholders for Alvotech. The gross proceeds of the Offering amounted to approximately SEK 39 million, before the deduction of transaction costs.

On June 4, 2025, Alvotech carried out a private placement of ordinary shares and SDRs (the “Placement”) directed to Swedish and international institutional investors. About 40 institutional investors participated in the Placement, which was oversubscribed. About 60% of the demand came from institutional investors based in Sweden, Norway or the UK, and about 30% from US-based funds. Over 80% of the shares and SDRs allocated in the placement were sold to investors that were not previously shareholders in Alvotech. Gross proceeds from the sale of shares and SDRs were SEK 750 million, before the deduction of transaction costs.

On June 4, 2025, Alvotech announced the completion of its transaction with Xbrane Biopharma AB (“Xbrane”), with the acquisition of the R&D organization of Xbrane in Sweden and biosimilar candidate to Cimzia (certolizumab pegol). The transaction, which was announced on March 20, 2025, and approved by Xbrane’s Extraordinary General Meeting on April 14, 2025, entails a total purchase price of approximately SEK 275 million, paid in cash (SEK 102.2 million), and by the assumption of convertible debt (SEK 152.7 million) and accounts payable related to the biosimilar candidate (SEK 20 million).

On June 25, 2025, Alvotech entered into an amendment (the “Amendment”) to its existing term loan credit agreement (the “Existing Agreement”, as amended by the Amendment, the “Agreement”), by and among, among others, Alvotech, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the lenders party thereto, which provides for, among other things, the reduction of the interest rate under Alvotech’s existing senior secured term loan facility (the “Facility”). The Facility was funded in July 2024 and matures in July 2029. It originally consisted of two tranches: a $USD 900 million first-out term loan tranche (the “first tranche”), with an interest rate of SOFR plus 6.5% per annum, and a $USD 65 million second-out term loan tranche (the “second tranche”), with an interest rate of SOFR plus 10.5% per annum. In conjunction with this Amendment, certain of the Lenders have agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying Alvotech’s capital structure. The interest rate for this Facility will be SOFR plus 6.0% per annum, and all interest will be payable in cash. The Amendment reduced the interest rate of all outstanding term loans after the closing of the Amendment by 50 basis points and required that all interest be payable in cash. Alvotech will used the proceeds of the new incremental senior secured term loans to prepay its existing “second- out” term loans, to prepay a portion of its existing “first-out” terms loans and to pay related premiums, closing payments, fees, costs and expenses. Following this transaction, the balance of the Facility is approximately $USD 1,081 million and the Company’s cash balance was approximately $USD 152 million, as of June 25, 2025.

The above description of the Amendment is a summary only and is subject to, and qualified entirely by, the Amendment and the Agreement. A copy of the Amendment is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Cautionary note on forward-looking statements

Certain statements in this report on Form 6-K may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s ability to integrate Ivers-Lee into its Technical Operations division, to respond to the FDA's satisfaction to the FDA's inspection findings and to resolve deficiencies conveyed in the Form 483, Alvotech’s expectations regarding its ability to comply with the covenants of the Facility, as amended, and to exercise its rights under the Facility, the expected use of proceeds from the Facility, potential future financings or strategic transactions, Alvotech’s competitive advantages, business prospects and opportunities including product launches, pipeline product development, revenue and diversification, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of revenue, expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech's partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech's ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; (18) Alvotech’s ability to comply with the covenants of the credit facility and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this report. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this report and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this report, the information contained in this report, or the omission of any information from this report.

 EXHIBIT INDEX

Exhibit Number	Description

99.1†*	Amendment No. 2 dated as of June 25, 2025 to the Term Loan Agreement dated as of June 7, 2024, as amended to date, by and among Alvotech, Glass USA LLC, Glass Americas LLC and the Lenders party thereto.

_________

†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
*	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH
Date: July 28, 2025	By:	/s/ Robert Wessman
Name: Robert Wessman
Title: CEO and Chairman of the Board